PROSPECTUS SUPPLEMENT NO. 3	Filed Pursuant to Rule 424(b)(7)
(To Prospectus Dated April 11, 2007)	Registration No. 333-139621

deCODE genetics, Inc.

3.5% Senior Convertible Notes Due 2011
and
Shares of Common Stock Issuable Upon Conversion of the Notes

This prospectus supplement adds to or supersedes similar information contained in the prospectus of deCODE genetics, Inc., dated April 11, 2007, as amended and supplemented from time to time.  This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

The date of this prospectus supplement is October 1, 2007.

The information appearing under the caption “Selling Securityholders” on page 23 of the prospectus, as modified by Prospectus Supplement Nos. 1 and 2, is further modified by adding the following persons as selling securityholders:

Name and Address of Selling Securityholder	Principal Amount of Notes Beneficially Owned that May be Sold	Percentage of Notes Outstanding	Number of Underlying Shares of Common Stock that May be Sold(1)	Percentage of Common Stock Outstanding(2)
Argent Classic Convertible Arbitrage Fund L.P. 55 Vilcom Circle, Suite 200 Chapel Hill, N.C. 27514	$250,000	*	17,857	*
Argent Classic Convertible Arbitrage Fund Ltd. 3 Front Street Hamilton, HM12 Bermuda	$2,150,000	2.7%	153,571	*
Argent Classic Convertible Arbitrage Fund II, L.P. 55 Vilcom Circle, Suite 200 Chapel Hill, N.C. 27514	$70,000	*	5,000	*
Argent LowLev Convertible Arbitrage Fund Ltd. 73 Front Street Hamilton, HM12 Bermuda	$1,980,000	2.5%	141,428	*
Argentum Multi-Strategy Fund Ltd-Classic 73 Front Street Hamilton, HM12 Bermuda	$50,000	*	3,571	*
Class C Trading Company, Ltd. 55 Vilcom Circle, Suite 200 Chapel Hill, N.C. 27514	$1,130,000	1.4%	80,714	*
HFR CA Global Select Master Trust Account 55 Vilcom Circle, Suite 200 Chapel Hill, N.C. 27514	$380,000	*	27,142	*
Lyxor Master Fund Ref: Argent/LowLev CB c/o Argent 55 Vilcom Circle, Suite 200 Chapel Hill, N.C. 27514	$710,000	*	50,714	*
MSS Convertible Arbitrage 2 55 Vilcom Circle, Suite 200 Chapel Hill, N.C. 27514	$30,000	*	2,142	*
Partners Group Alternative Strategies PCC LTD 55 Vilcom Circle, Suite 200 Chapel Hill, N.C. 27514	$1,100,000	1.4%	78,571	*
Xavex Convertible Arbitrage 2 Fund 55 Vilcom Circle, Suite 200 Chapel Hill, N.C. 27514	$40,000	*	2,857	*
Xavex Convertible Arbitrage 10 Fund 55 Vilcom Circle, Suite 200 Chapel Hill, N.C. 27514	$110,000	*	7,857	*

Unnamed holders of notes or any future transferees, pledges, donees or successors of or from any such unnamed holder(10)	$8,540,000	10.7%	610,000	1.0%
Total	$80,000,000	100.0%	5,714,288	8.5%

*                    Less than 1%.

(1)             Assumes conversion of all of the holder’s notes at a conversion rate of 71.4286 shares of common stock per $1,000 principal amount of the notes.  However, this conversion rate will be subject to adjustment as described under “Description of Notes—Conversion Rights.”  As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)             Calculated based on shares of common stock outstanding as of September 25, 2007.  In calculating this amount, we treated as outstanding that number of shares of common stock issuable upon conversion of all of a particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.

(10)       Information about other selling securityholders will be set forth in additional prospectus supplements.